

September 8, 2009

Via Facsimile and U.S. Mail

Timothy J. Cope
President, Chief Financial Officer and Treasurer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

> **Re:** **Lakes Entertainment, Inc.**
> **Schedule TO-I**
> **Filed August 25, 2009**
> **File No. 5-54993**

Dear Mr. Cope:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(i): Offering Memorandum
General

1.   We note that your offer is scheduled to expire on September 22, 2009 at 5:00 p.m., Central Daylight Time. Because the offer materials were not filed until August 25, 2009 and because of the Labor Day Holiday on September 7, 2009, your offer must remain open until midnight on September 22, 2009 in order to satisfy the technical requirements

of Rule 13e-4(f)(1)(i). See Rule 13e-4(a)(3) (defining "business day" as the time period between 12:01 a.m. and 12:00 midnight on any day other than a weekend or federal holiday). Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days.

2. As currently structured, the expiration time for the offer is 5:00 pm Central Daylight Time on Tuesday, September 22, 2009. Determination of the new exercise price and number of new options, however, will be determined based on the closing price of the company's common stock on the expiration date of the offer. Thus, it appears that option holders will not have knowledge of certain material terms of the offer (i.e. the exact exchange ratio) until 5:00 pm Central Daylight Time on the expiration date of the offer. In that regard, it does not appear that this structure is consistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer or advise.

3. Please note our comment above. In revising your offer, please provide an analysis of how your revised offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Withdrawal Rights, page 21

4. Rule 13e-4(f)(2)(ii) requires that option holders have a right to withdraw tendered shares after the expiration of forty business days from the commencement of the tender offer if not yet accepted for payment. Your disclosure in this section does not address this requirement. Please revise accordingly.

Conditions of this Offer, page 22

5. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined. Similarly, please revise to clarify what you mean by the term "otherwise" where you refer to "condition (financial or otherwise)" in this section.

6. Please refer to the last paragraph of this section relating to your failure to exercise any of

the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Information Concerning Lakes Entertainment, Inc., page 25

8.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the book value per share information as required by Item 1010(c)(5) as well the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Miscellaneous, page 30

9.   Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise the offer materials to clarify that the safe harbor is not available in the context of a tender offer.

10.   We note your disclosure that the Offer "will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in a jurisdiction" where you cannot comply with applicable law of that jurisdiction. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order

applicable to employee stock option exchanges to exclude from participation in the Offer some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Timothy J. Cope
Lakes Entertainment, Inc.
September 8, 2009
Page 5

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (612-632-4050 and 612-632-4002)
cc: Daniel Tenenbaum, Esq.
        JC Anderson, Esq.
        Gray, Plant, Mooty, Mooty & Bennett, P.A.